SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

Amendment No. 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

SENESCO TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

 (Title of Class of Securities)

817208408

 (CUSIP Number)

February 4, 2013

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of  5 Pages)

CUSIP No. 817208408

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Denville & Dover Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 7,250,000 (1)(2)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING	7	SOLE DISPOSITIVE POWER 7,250,000 (1)(2)
PERSON WITH	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,250,000 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9% (3)
12	TYPE OF REPORTING PERSON* OO

(1)
Excludes warrants to purchase 7,500,000 share of common stock of Senesco Technologies, Inc. (the “Company”) at an exercise price of $0.12 per share, which are not exercisable until the date that is one year and one day following the issuance date.

(2)	Ed Karr and Harvey Kesner are managers of Denville & Dover Fund LLC and in such capacity hold voting and dispositive power of the shares held by Denville & Dover Fund LLC.
(3)	Based on 146,975,283 shares outstanding as of January 31, 2013.

Item 1(a).	Name of Issuer:

Senesco Technologies, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

721 Route 202/206, Suite 130, Bridgewater, NJ 08807

Item 2(a).                 Name of Person Filing.

The statement is filed on behalf of Denville & Dover Fund LLC (the “Reporting Person”).

Item 2(b).                 Address of Principal Business Office or, if None, Residence.

4 South Orange Avenue, South Orange, NJ 07079

Item 2(c).                 Citizenship.

Delaware

Item 2(d).                 Title of Class of Securities.

Common Stock, par value $0.01.

Item 2(e).                 CUSIP Number.

817208408

Item 3.	Type of Person

Not applicable.

Item 4.                 Ownership.

(a) Amount beneficially owned: 7,250,000 (1)(2).

(b) Percent of class: 4.9% (3).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 7,250,000 (1)(2).

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 7,250,000 (1)(2).

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

(1)
Excludes warrants to purchase 7,500,000 share of common stock of the Company at an exercise price of $0.12 per share which are not exercisable until the date that is one year and one day following the issuance date.

(2)	Ed Karr and Harvey Kesner are managers of Denville & Dover Fund LLC and in such capacity hold voting and dispositive power of the shares held by Denville & Dover Fund LLC.
(3)	Based on 146,975,283 shares outstanding as of January 31, 2013.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.            Identification and Classification of Members of the Group.

Not applicable.

Item 9.            Notice of Dissolution of Group.

Not applicable.

Item 10.          Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Denville & Dover Fund LLC

Date: February 28, 2013	By:	/s/ Harvey Kesner
Harvey Kesner
Manager